Exhibit 12.1

POST PROPERTIES, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

(Dollars in thousands)

	Three Months Ended March 31, 2012
			Year Ended December 31,
			2011		2010		2009		2008	2007
Earnings:
Income (loss) from continuing operations	$21,865		$25,595		$(6,991)		$(95,727)		$(96,147)	$107,049
Equity in loss (income) of unconsolidated entities	6,446		(1,001)		(18,739)		74,447		(1,224)	(1,556)

Income (loss) from continuing operations before equity in loss (income) of unconsolidated entities	28,311		24,594		(25,730)		(21,280)		(97,371)	105,493
Add:
Distribution of income from investments in unconsolidated entities	1,183		1,744		1,076		1,677		2,650	2,554
Fixed charges, less preferred distribution requirement of consolidated subsidiaries	13,723		63,025		65,443		69,569		69,774	69,854
Deduct:
Capitalized interest	(1,321)		(3,000)		(6,927)		(12,259)		(12,406)	(11,801)
Minority interest in income of consolidated property partnerships not incurring fixed charges	—		—		(95)		—		(130)	(1,603)

Total Earnings (A)	$41,896		$86,363		$33,767		$37,707		$(37,483)	$164,497

Fixed charges and preferred dividends:
Interest expense (1)	$11,645		$56,791		$54,613		$53,154		$52,779	$53,633
Amortization of deferred financing costs	661		2,797		2,987		3,079		3,473	3,297
Capitalized interest	1,321		3,000		6,927		12,259		12,406	11,801
Rentals (2)	96		437		916		1,077		1,116	1,123

Total Fixed Charges (B)	$13,723		$63,025		$65,443		$69,569		$69,774	$69,854
Preferred dividends, including redemption costs	922		6,212		7,547		7,637		7,637	7,637

Total Fixed Charges and Stock Dividends (C)	$14,645		$69,237		$72,990		$77,206		$77,411	$77,491

Ratio of Earnings to Fixed Charges (A / B)	3.1	x	1.4	x	0.5	x(3)	0.5	x(3)	N/A (3)	2.4	x

Ratio of Earnings to Fixed Charges and Preferred Dividends (A / C)	2.9	x	1.2	x	0.5	x (3)	0.5	x(3)	N/A (3)	2.1	x

(1)	Interest expense includes interest expense of continuing and discontinued operations.
(2)	For the three months ended March 31, 2012 and for the years ended December 31, 2011, 2010, 2009, 2008 and 2007, the interest factor of rental expense is calculated as one-third of rental expense. Post Properties, Inc. believes these represent appropriate interest factors.
(3)	Post Properties, Inc. would need additional earnings of $31,676, $31,862 and $107,257 for the years ended December 31, 2010, 2009 and 2008, respectively, for the Ratio of Earnings to Fixed Charges to equal 1.0. Post Properties, Inc. would need additional earnings of $39,223, $39,499 and $114,894 for the years ended December 31, 2010, 2009 and 2008, respectively, for the Ratio of Earnings to Fixed Charges and Preferred Dividends to equal 1.0.